UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TECHNICAL COMMUNICATIONS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

MASSACHUSETTS	001-34816	04-2295040
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

100 Domino Drive, Concord, MA 01742

(Address of Principal Executive Offices) (Zip Code)

Michael P. Malone: (978) 287-5100

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

ITEM 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

(a) Technical Communications Corporation (“TCC”) has determined that during calendar year 2014 certain of its products were likely to contain “conflict minerals,” as such term is defined in Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, necessary to the functionality or production of such products. In 2014, TCC contracted for the manufacture of products likely containing conflict minerals but did not directly manufacture any such products.

(b) TCC conducted a reasonable country of origin inquiry for calendar year 2014 regarding conflict minerals utilized in its products. That reasonable country of origin inquiry was designed to determine whether those conflict minerals likely present in TCC products originated in the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”) or arose from recycled or scrap sources. That reasonable country of origin inquiry revealed that necessary conflict minerals did not likely arise from scrap or recycled sources; TCC was unable to determine whether they originated in any of the Covered Countries.

(c) TCC exercised due diligence regarding the source and chain of custody of its conflict minerals through a reasonably designed due diligence framework, as more particularly described in the Conflict Minerals Report filed as Exhibit 1.01. TCC is unable, after exercising due diligence, to determine whether the supplier parts utilized in its products contain conflict minerals that finance or benefit, directly or indirectly, armed groups in the Covered Countries.

ITEM 1.02 EXHIBIT

Technical Communications Corporation’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is also available at the company’s website at http://www.tccsecure.com/about-TCC/conflict-minerals.aspx

SECTION 2 – EXHIBITS

ITEM 2.01 EXHIBITS

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TECHNICAL COMMUNICATIONS CORPORATION

Date: May 29, 2015	By:	/s/ Michael P. Malone
Michael P. Malone
Treasurer and Chief Financial Officer